Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund September 2014 Update
October 23, 2014

Supplement dated October 23, 2014 to Prospectus dated May 08, 2014
Class	September ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	2.2%	0.4%	$14.9M	$1,174.89
B	2.2%	0.0%	$158.8M	$979.74
Legacy 1	2.4%	2.0%	$2.6M	$877.65
Legacy 2	2.4%	1.9%	$1.0M	$863.56
Global 1	2.4%	2.2%	$5.7M	$853.40
Global 2	2.4%	2.0%	$5.8M	$840.02
Global 3	2.2%	0.8%	$117.0M	$761.99
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar strengthened on speculation the U.S. Federal Reserve will raise interest rates sooner than previously expected.  The euro fell after the European Central Bank suggested further quantitative easing measures would be used to aid the ailing Eurozone economy.  The Japanese yen fell to a six-year low versus the dollar in anticipation the Bank of Japan will further expand its monetary easing initiatives in order to meet inflation targets.

Energy:  Crude oil fell as increased supplies and weak demand from Europe combined to drive prices lower; easing tensions between Ukraine and Russia also played a role in the decline in crude oil prices.  Natural gas prices increased because of forecasts for upcoming cold weather in the U.S.

Equities:  U.S. equity markets finished September lower due to uncertainty regarding the timing of monetary policy shifts by the U.S. Federal Reserve.  European equity markets also fell, driven lower due to weak economic data from the Eurozone, by the expansion of Russian sanctions, and by concerns surrounding the potential impact of an independent Scotland.  In Asia, the Japanese Nikkei 225 Index finished nearly 5% higher because of beliefs the ongoing weakness in the yen would continue and benefit the nation’s export industries.

Fixed Income:  U.S. Treasury markets fell sharply as bullish economic data reinforced expectations the U.S. Federal Reserve will raise interest rates early next year.  German Bund markets finished lower due to reduced demand for safe-haven assets fostered by a ceasefire between Ukraine and pro-Russian rebel forces.

Grains/Foods:  U.S. grains markets continued their sharp decline in anticipation of record-high crop yields for this year’s harvest.  Strength in the U.S. dollar, which makes U.S. goods less appealing abroad, also moved grains prices lower.  Cocoa markets finished nearly 3% higher over concerns the spreading of the Ebola virus in Western Africa may impact supplies.

Metals:  Precious metals markets declined sharply as U.S. dollar strength weighed on demand for assets used to hedge inflation.  Reduced tension between Ukraine and pro-Russian rebels decreased demand for safe-haven assets and furthered declines in the precious metals markets.  In the base metals markets, prices fell after the Chinese government reported weak housing data.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended September 30, 2014

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$16,059,702	$31,681,438
Change In Unrealized Income (Loss)	-7,013,355	-15,249,194
Brokerage Commission	-184,991	-1,295,642
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-226,415	-2,894,519
Change in Accrued Commission	18,020	39,583
Net Trading Income (Loss)	8,652,961	12,281,666

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$82,290	$679,170
Interest, Other	3,746	141,650
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	8,738,997	13,102,486

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	445,689	2,914,357
Operating Expenses	65,564	691,763
Organization and Offering Expenses	76,142	803,252
Brokerage Expenses	1,361,704	14,220,919
Dividend Expenses	0	0
Total Expenses	1,949,099	18,630,291

Net Income (Loss)	$6,789,898	-$5,527,805

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$305,638,074	$447,372,009
Additions	105,000	2,647,200
Net Income (Loss)	6,789,898	-5,527,805
Redemptions	-6,592,141	-138,550,573
Balance at September 30, 2014	$305,940,831	$305,940,831

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,174.889	12,704.85192	$14,926,796	2.23%	0.45%
B	$979.740	162,090.56548	$158,806,613	2.19%	0.03%
Legacy 1	$877.648	2,993.33155	$2,627,091	2.35%	1.96%
Legacy 2	$863.561	1,181.95100	$1,020,687	2.39%	1.86%
Global 1	$853.397	6,666.88359	$5,689,500	2.39%	2.17%
Global 2	$840.018	6,938.99298	$5,828,883	2.37%	2.01%
Global 3	$761.989	153,599.57839	$117,041,261	2.25%	0.79%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership